UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INTERPACE DIAGNOSTICS GROUP, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

46062X204

(CUSIP Number)

Ampersand 2018 Limited Partnership

AMP-18 Management Company Limited Partnership

AMP-18 MC LLC

55 William Street, Suite 240

Wellesley, MA 02481

Telephone: (781) 239-0700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 15, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 46062X204	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS Ampersand 2018 Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,500,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,500,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IV

(1)

Evidenced by 60 shares of Series A Convertible Preferred Stock (the “Series A”) of the Issuer. From and after July 15, 2019 (the “Issuance Date”) until the earlier to occur of: (a) the day after the next annual or special meeting of the stockholders within six months of the Issuance Date and (b) six months following the Issuance Date (such date, the “Voting Date”), the Series A is not convertible into shares of common stock, par value $0.01 per share (the “Common Stock”). Moreover, the Issuer will not issue any shares of Common Stock upon conversion of the Series A if the issuance would exceed the aggregate number of shares of Common Stock (such number of shares, the “Exchange Cap”) that the Issuer may issue without breaching its obligations under the rules of the Nasdaq Stock Market LLC (the “Nasdaq Listing Rules”), unless the Issuer obtains the approval by the stockholders of the Issuer, pursuant to the Nasdaq Listing Rules, of the issuance of Common Stock upon conversion of the Series A and the Series A-1 Convertible Preferred Stock (the “Series A-1”) in excess of the aggregate number of shares of Common Stock that the Issuer may issue upon conversion of the Series A and Series A-1 without breaching its obligations under the Nasdaq Listing Rules (the “Stockholder Approval”). From and after the Voting Date, the Series A issued on the Issuance Date will be convertible into 7,500,000 shares of Common Stock based on an initial conversion price of $0.80 per share. The Series A and Series A-1 have no voting rights prior to the Voting Date. Moreover, at any meeting of stockholders of the Issuer (or by written consent of stockholders in lieu of meeting) pursuant to which the record date for determining the stockholders entitled to vote at such meeting (or by such written consent) occurs prior to the Issuer obtaining the Stockholder Approval, each share of Series A that exceeds the Exchange Cap shall have no voting rights. Does not include shares of Common Stock issuable upon conversion of Series A-1 into Series A and the conversion of such Series A into Common Stock. See Items 1 and 6 below.

(2)

This percentage is calculated based upon 38,196,038 shares of Common Stock outstanding as of July 12, 2019, as set forth in the Securities Purchase Agreement, dated July 15, 2019, between the Issuer and the Investor (as defined hereinafter), included as Exhibit 10.2 to the Form 8-K filed by the Issuer on July 19, 2019.

SCHEDULE 13D

CUSIP No. 46062X204	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS AMP-18 Management Company Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,500,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,500,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IA

(1)

Evidenced by 60 shares of Series A Convertible Preferred Stock (the “Series A”) of the Issuer. From and after July 15, 2019 (the “Issuance Date”) until the earlier to occur of: (a) the day after the next annual or special meeting of the stockholders within six months of the Issuance Date and (b) six months following the Issuance Date (such date, the “Voting Date”), the Series A is not convertible into shares of common stock, par value $0.01 per share (the “Common Stock”). Moreover, the Issuer will not issue any shares of Common Stock upon conversion of the Series A if the issuance would exceed the aggregate number of shares of Common Stock (such number of shares, the “Exchange Cap”) that the Issuer may issue without breaching its obligations under the rules of the Nasdaq Stock Market LLC (the “Nasdaq Listing Rules”), unless the Issuer obtains the approval by the stockholders of the Issuer, pursuant to the Nasdaq Listing Rules, of the issuance of Common Stock upon conversion of the Series A and the Series A-1 Convertible Preferred Stock (the “Series A-1”) in excess of the aggregate number of shares of Common Stock that the Issuer may issue upon conversion of the Series A and Series A-1 without breaching its obligations under the Nasdaq Listing Rules (the “Stockholder Approval”). From and after the Voting Date, the Series A issued on the Issuance Date will be convertible into 7,500,000 shares of Common Stock based on an initial conversion price of $0.80 per share. The Series A and Series A-1 have no voting rights prior to the Voting Date. Moreover, at any meeting of stockholders of the Issuer (or by written consent of stockholders in lieu of meeting) pursuant to which the record date for determining the stockholders entitled to vote at such meeting (or by such written consent) occurs prior to the Issuer obtaining the Stockholder Approval, each share of Series A that exceeds the Exchange Cap shall have no voting rights. Does not include shares of Common Stock issuable upon conversion of Series A-1 into Series A and the conversion of such Series A into Common Stock. See Items 1 and 6 below.

(2)

This percentage is calculated based upon 38,196,038 shares of Common Stock outstanding as of July 12, 2019, as set forth in the Securities Purchase Agreement, dated July 15, 2019, between the Issuer and the Investor (as defined hereinafter), included as Exhibit 10.2 to the Form 8-K filed by the Issuer on July 19, 2019.

SCHEDULE 13D

CUSIP No. 46062X204	Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS AMP-18 MC LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,500,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,500,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IA

(1)

Evidenced by 60 shares of Series A Convertible Preferred Stock (the “Series A”) of the Issuer. From and after July 15, 2019 (the “Issuance Date”) until the earlier to occur of: (a) the day after the next annual or special meeting of the stockholders within six months of the Issuance Date and (b) six months following the Issuance Date (such date, the “Voting Date”), the Series A is not convertible into shares of common stock, par value $0.01 per share (the “Common Stock”). Moreover, the Issuer will not issue any shares of Common Stock upon conversion of the Series A if the issuance would exceed the aggregate number of shares of Common Stock (such number of shares, the “Exchange Cap”) that the Issuer may issue without breaching its obligations under the rules of the Nasdaq Stock Market LLC (the “Nasdaq Listing Rules”), unless the Issuer obtains the approval by the stockholders of the Issuer, pursuant to the Nasdaq Listing Rules, of the issuance of Common Stock upon conversion of the Series A and the Series A-1 Convertible Preferred Stock (the “Series A-1”) in excess of the aggregate number of shares of Common Stock that the Issuer may issue upon conversion of the Series A and Series A-1 without breaching its obligations under the Nasdaq Listing Rules (the “Stockholder Approval”). From and after the Voting Date, the Series A issued on the Issuance Date will be convertible into 7,500,000 shares of Common Stock based on an initial conversion price of $0.80 per share. The Series A and Series A-1 have no voting rights prior to the Voting Date. Moreover, at any meeting of stockholders of the Issuer (or by written consent of stockholders in lieu of meeting) pursuant to which the record date for determining the stockholders entitled to vote at such meeting (or by such written consent) occurs prior to the Issuer obtaining the Stockholder Approval, each share of Series A that exceeds the Exchange Cap shall have no voting rights. Does not include shares of Common Stock issuable upon conversion of Series A-1 into Series A and the conversion of such Series A into Common Stock. See Items 1 and 6 below.

(2)

This percentage is calculated based upon 38,196,038 shares of Common Stock outstanding as of July 12, 2019, as set forth in the Securities Purchase Agreement, dated July 15, 2019, between the Issuer and the Investor (as defined hereinafter), included as Exhibit 10.2 to the Form 8-K filed by the Issuer on July 19, 2019.

Item 1.	Security and Issuer

This Schedule 13D (the “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Interpace Diagnostics Group, Inc., a Delaware corporation (the “Issuer”), with its principal offices located at Morris Corporate Center 1, Building C, 300 Interpace Parkway, Parsippany, NJ 07054. The Common Stock is listed on the Nasdaq Capital Market under the ticker symbol “IDXG.”

On July 15, 2019 (the “Issuance Date”), the Investor acquired 60 shares of Series A Convertible Preferred Stock of the Issuer (the “Series A”) and 80 shares of Series A-1 Convertible Preferred Stock of the Issuer (the “Series A-1”). From and after the Issuance Date until the earlier to occur of: (a) the day after the next annual or special meeting of the stockholders within six months of the Issuance Date and (b) six months following the Issuance Date (such date, the “Voting Date”), the Series A is not convertible into shares of Common Stock. From and after the Voting Date, the Series A issued on the Issuance Date will be convertible into 7,500,000 shares of Common Stock based on an initial conversion price (the “Conversion Price”) of $0.80 per share. The Conversion Price of the Series A is subject to a downward adjustment if a 2020 revenue target of $34,000,000 related to the Issuer’s historical business is not satisfied, subject to a Conversion Price floor of $0.59. The downward adjustment in Conversion Price is $0.03 per $1,000,000 of revenue shortfall but limited to no more than $0.21 or a potential adjustment of the initial conversion price of up to 26%. Each share of Series A will be convertible, from and after the Voting Date, whether or not such vote is positive, and from time to time, at the option of the holder thereof, into a number of shares of Common Stock equal to the issuance price per Series A share of $100,000 (the “Stated Value”) divided by the then current Conversion Price and then multiplied by the number of shares of Series A to be converted. The Issuer will not issue any shares of Common Stock upon conversion of the Series A if the issuance would exceed the aggregate number of shares of Common Stock (such number of shares, the “Exchange Cap”) that the Issuer may issue without breaching its obligations under the rules of the Nasdaq Stock Market LLC (the “Nasdaq Listing Rules”), unless the Issuer obtains the approval by the stockholders of the Issuer, pursuant to the Nasdaq Listing Rules, of the issuance of Common Stock upon conversion of the Series A and the Series A-1 in excess of the aggregate number of shares of Common Stock that the Issuer may issue upon conversion of the Preferred Stock without breaching its obligations under the Nasdaq Listing Rules (the “Stockholder Approval”).

If the Issuer obtains the Stockholder Approval at any time prior to January 15, 2021, each share of Series A-1 will automatically be converted into one share of Series A on such date. Shares of Series A-1 are not convertible into shares of Common Stock. Shares of Series A-1 are only convertible into shares of Series A automatically upon receipt of the Stockholder Approval.

The Series A and Series A-1 have no voting rights prior to the Voting Date. Moreover, at any meeting of stockholders of the Issuer (or by written consent of stockholders in lieu of meeting) pursuant to which the record date for determining the stockholders entitled to vote at such meeting (or by such written consent) occurs prior to the Issuer obtaining the Stockholder Approval, each share of Series A that exceeds the Exchange Cap shall have no voting rights.

As of the date of this Statement, because the Stockholder Approval has not been obtained, the number of shares of Common Stock issuable upon conversion of the Series A upon the occurrence of the Voting Date that may be attributable to the Reporting Persons equals 7,500,000. If the Stockholder Approval is attained and there are no adjustments to the Conversion Price or the Stated Value, the number of shares of Common Stock issuable upon the conversion of the Series A and the Series A-1 that may be attributable to the Reporting Persons would be 17,500,000. Each of the Reporting Persons disclaims beneficial ownership in all Series A, Series A-1 and Common Stock reported herein, except to the extent of such Reporting Person’s respective pecuniary interest therein.

Item 2.	Identity and Background

(a) This Statement is being filed by Ampersand 2018 Limited Partnership, a limited partnership organized under the laws of Delaware (the “Investor”), AMP-18 Management Company Limited Partnership, a limited partnership organized under the laws of Delaware and the general partner of the Investor (“AMCLP”) and AMP-18 MC LLC, a limited liability company organized under the laws of Delaware and the general partner of AMCLP (“AMCLLC”). The principal business of the Reporting Persons is investing in healthcare companies.

(b) - (c) The Investor, AMCLP and AMCLLC have their principal offices at 55 William Street, Suite 240, Wellesley, MA 02481.

(d) - (e) During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding

(excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On the Issuance Date, the Investor purchased 60 shares of Series A and 80 shares of Series A-1 for an aggregate of $14,000,000 in cash, funded through available and committed cash of the Reporting Persons.

Item 4.	Purpose of Transaction

On July 15, 2019, the Issuer, Interpace BioPharma, Inc., a newly formed and wholly owned subsidiary of the Issuer (“Buyer”), Cancer Genetics, Inc. (“CGI”), Gentris, LLC, a wholly owned subsidiary of CGI (“Gentris”) and Partners for Growth IV, L.P., a secured creditor of CGI (“PFG” or “Seller”), entered into and closed on a Secured Creditor Asset Purchase Agreement (the “Asset Purchase Agreement”). The Asset Purchase Agreement contains the terms and conditions of the acquisition of assets and assumption of certain liabilities (the “Acquisition”) relating to CGI’s and Gentris’ biopharma services business (the “BioPharma Business”). The BioPharma Business provides pharmaceutical and biotech companies and non-profit entities performing clinical trials with lab testing services for patient stratification and treatment selection through an extensive suite of molecular- and biomarker-based testing services, DNA- and RNA- extraction and customized assay development and trial design consultation.

Under the Asset Purchase Agreement, Buyer acquired assets comprising the BioPharma Business from Seller, through a private foreclosure sale under § 9-610 of the Uniform Commercial Code as enacted in all relevant jurisdictions. Concurrently with the execution of the Asset Purchase Agreement, the Issuer entered into a financing arrangement with the Investor, pursuant to which the Investor agreed to provide specified financing to the Issuer in connection with the Acquisition, subject to the terms and conditions of such financing documents, as further discussed below under Item 6. The Reporting Persons caused the Investor to acquire Series and Series A-1 and other securities of the Issuer for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of the Reporting Persons. The information set forth or incorporated in Items 1, 5 and 6 of this Statement is incorporated by reference in its entirety into this Item 4.

Except as set forth in this Statement, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors (the “Board”) or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person; (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) - (b) As of the date of this filing, as discussed in Item 1 of this Statement, which is hereby incorporated by reference in its entirety into this Item 5, the Reporting Persons may be deemed, for purposes of Rule 13d-3 of the Act, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of 7,500,000 shares of Common Stock issuable upon conversion of the Series A upon the occurrence of the Voting Date that may be attributable to the Reporting Persons. Based upon information contained in the Securities Purchase Agreement (as defined hereinafter), such shares of Common Stock deemed to be indirectly beneficially owned by the Reporting Persons constitute approximately 19.6% of the outstanding shares of Common Stock as of July 12, 2019. If the Stockholder Approval is attained and there are no adjustments to the Conversion Price or the Stated Value, the number of shares of Common Stock issuable upon the conversion of the Series A and the Series A-1 that may be attributable to the Reporting Persons would be 17,500,000, which, based upon the information described above, would constitute approximately 45.8% of the outstanding shares of Common Stock as of July 12, 2019. AMCLP, as the general partner of the Investor, and AMCLLC, as the general partner of AMCLP, may be deemed to also indirectly beneficially own the Series A and Series A-1 held by the Investor. As a result, such entities share the power to direct the vote and to direct the disposition of the Shares held by the Investor. Each of the Reporting Persons disclaims beneficial ownership in all Series A, Series A-1 and Common Stock reported herein, except to the extent of such Reporting Person’s respective pecuniary interest therein.

(c) The information set forth or incorporated in Items 1, 4 and 6 of this Statement is incorporated by reference in its entirety into this Item 5(c).

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Securities Purchase Agreement

On July 15, 2019, the Issuer entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with the Investor pursuant to which the Issuer agreed to sell to the Investor, in a private placement pursuant to Regulation D and Section 4(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”), up to an aggregate of $27,000,000 in convertible preferred stock, par value $0.01 per share, of the Issuer consisting of two series, Series A and Series A-1 (together with the Series A, the “Preferred Stock”), both at an issuance price per share of $100,000. As described above under Item 4, such financing was provided in connection with the Acquisition. At the Initial Closing (as defined in the Securities Purchase Agreement), effected concurrently with the closing of the Acquisition, the Issuer issued to the Investor 60 newly created shares of Series A at an aggregate purchase price of $6,000,000.00, and 80 newly created shares of Series A-1 at an aggregate purchase price of $8,000,000.00. The terms of the Preferred Stock are described below under “Certificate of Designation”. The Securities Purchase Agreement contemplates a Second Closing, which will only be effected following the fulfillment to the Investor’s satisfaction of customary conditions, including, among others, the Stockholder Approval. If the Second Closing occurs, the Issuer would issue an additional 130 shares of Series A to the Investor at an aggregate purchase price of $13,000,000 and each share of Series A-1 issued to the Investor at the Initial Closing would automatically convert into one share of Series A. Pursuant to the Certificate of Designation, the Issuer is obligated to seek the Stockholder Approval at an annual or special meeting of the stockholders (the “Next Meeting”) within six (6) months of the date of the Initial Closing, and will in connection therewith file proxy materials with the U.S. Securities and Exchange Commission (the “Commission”). The Investor represented in the Securities Purchase Agreement that it was, on the date of entry into the Securities Purchase Agreement, an “accredited investor” as defined in Rule 501(a) under the Securities Act.

Certificate of Designation

On July 15, 2019, the Issuer filed a Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock and Series A-1 Convertible Preferred Stock (the “Certificate of Designation”) with the Secretary of State of the State of Delaware, which designated 270 shares of the Issuer’s preferred stock as Series A and 80 shares of the Issuer’s preferred stock as Series A-1.

Conversion

From and after the Issuance Date until the Voting Date, the Series A is not convertible into shares of Common Stock. From and after the Voting Date, the Series A issued at the Initial Closing will be convertible into 7,500,000 shares of the Issuer’s Common Stock based on an initial Conversion Price of $0.80 per share. The Conversion Price, however, is subject to a downward adjustment if a 2020 revenue target of $34,000,000 related to the Issuer’s historical business (without giving effect to the acquisition) is not satisfied, subject to a Conversion Price floor of $0.59. The downward adjustment in Conversion Price is $0.03 per $1,000,000 of revenue shortfall but limited to no more than $0.21 or a potential adjustment of the initial conversion price of up to 26%. Each share of Series A will be convertible, from and after the Voting Date, whether or not such vote is positive, and from time to time, at the option of the holder thereof, into a number of shares of Common Stock equal to the Stated Value divided by the then current Conversion Price and then multiplied by the number of shares of Series A to be converted. As described in the Certificate of Designation, the Issuer will not issue any shares of Common Stock upon conversion of the Series A if the issuance would exceed the aggregate number of shares of Common Stock that the Issuer may issue without breaching its obligations under the Nasdaq Listing Rules, unless the Issuer obtains the Stockholder Approval (the number of shares of Common Stock which may be issued without violating such Nasdaq Listing Rules, the “Exchange Cap”).

If the Issuer obtains the Stockholder Approval at any time prior to January 15, 2021, each share of Series A-1 will automatically be converted into one share of Series A on such date. Shares of Series A-1 are not convertible into shares of Common Stock. Shares of Series A-1 are only convertible into shares of Series A automatically upon receipt of the Stockholder Approval.

Mandatory Conversion

If at any time after the Stockholder Approval, the Issuer consummates the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act pursuant to which the price of the Common Stock in such offering is at least equal to the Series A Mandatory Conversion Price, as defined in the Certificate of Designation (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares) and such offering does not include warrants (or any other convertible security) and results in at least $25,000,000.00 in proceeds, net of the underwriting discount and commissions, to the Issuer and the Common Stock continues to be listed for trading on the Nasdaq Capital Market or another exchange, all outstanding shares of Series A will automatically be converted into shares of Common Stock, at the then effective Series A Conversion Ratio (as defined in the Certificate of Designation).

Dividends

From and after the Issuance Date, including the date of conversion of any shares of Series A-1 into Series A, each such share of Series A will accrue dividends at the rate per annum of six percent (6%) of its Stated Value, plus the amount of previously declared or accrued, and not previously paid dividends (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares). From and after the third (3rd) anniversary of its issuance (if not earlier converted into Series A following the Stockholder Approval), each share of Series A-1 will accrue dividends at the rate per annum of twelve percent (12%) of its Stated Value plus the amount of previously declared or accrued, and not previously paid dividends (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares). Prior to the Stockholder Approval, no dividend may be paid in Common Stock on either the Series A or Series A-1.

Voting

The Series A-1 has no voting rights and the Series A has no voting rights prior to the Voting Date. At such time as the Series A is eligible to vote, on any matter presented to the stockholders of the Issuer for their action or consideration after the Voting Date, each holder of outstanding shares of Series A will be entitled to cast the number of votes equal to the lesser of: (a) the number of whole shares of Common Stock into which the shares of Series A held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter; and (b) the number of whole shares of Common Stock equal to the Stated Value of the Series A divided by $0.80 and then multiplied by the number of shares of Series A held by such holder as of the record date for determining stockholders entitled to vote on such matter; provided, however, that at any meeting of stockholders of the Issuer (or by written consent of stockholders in lieu of meeting) pursuant to which the record date for determining the stockholders entitled to vote at such meeting (or by written consent) occurs prior to the Issuer obtaining the Stockholder Approval, each share of Series A that exceeds the Exchange Cap shall have no voting rights (the “Voting Cap”). Except as provided by law or by the other provisions of this Certificate of Designation, holders of Series A will vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

Protective Provisions

For so long as any shares of Preferred Stock are outstanding, the written consent of the holders of a majority of the then outstanding shares of Preferred Stock is required for the Issuer or its subsidiaries to amend, waive, alter or repeal the preferences, rights, privileges or powers of the holders of Preferred Stock, authorize, create or issue any equity securities senior to or pari passu with either series of Preferred Stock; or increase or decrease the number of directors constituting the Board.

For so long as either: (i) at least 105 shares of Preferred Stock originally issued remain outstanding; or (ii) at least 28 shares of Series A-1 originally issued remain outstanding; each subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares, the written consent of the holders of a majority of the then outstanding shares of Preferred Stock is required for the Issuer or its subsidiaries to: (A) authorize, create or issue any debt securities for borrowed money or funded debt (1) pursuant to which the Issuer or any of its direct or indirect subsidiaries issues shares, warrants or any other convertible security, or (2) in excess of $4,500,000.00 initially, with such amount to be increased in connection with an aggregate consolidated revenue milestone, but excluding certain specified permitted transactions; (B) merge with or acquire all or substantially all of the assets of one or more other companies or entities with a value in excess of $20,000,000.00, to be increased in connection with an aggregate consolidated revenue milestone; (C) materially change the nature of the business of the Issuer; (D) consummate any Liquidation (as defined in the Certificate of

Designation); (E) transfer material intellectual property rights other than in the ordinary course of business; (F) declare or pay any cash dividend or make any cash distribution on any equity interests of the Issuer other than Preferred Stock; (G) repurchase or redeem any shares of capital stock of the Issuer, except for the redemption of Preferred Stock pursuant to the terms of the Certificate of Designation, or repurchases of Common Stock under agreements previously approved by the Board with employees, consultants, advisors or others who performed services for the Issuer or any subsidiary in connection with the cessation of such employment or service; (H) incur any additional individual debt, indebtedness for borrowed money or other additional liabilities pursuant to which the Issuer or any of its subsidiaries issues shares, warrants or any other convertible security, or incur any individual debt, indebtedness for borrowed money or other liabilities pursuant to which the Issuer or any of its subsidiaries does not issue shares, warrants or any other convertible security exceeding $4,500,000.00 million initially, with such amount to be increased in connection with an aggregate consolidated revenue milestone, but excluding certain specified permitted transactions; or (I) change any accounting methods of the Issuer or any of its subsidiaries, except for those changes required by GAAP or applicable regulatory agencies or authorities. In addition, the Issuer will not be restricted from adopting an at-the-market offering of Common Stock or other public offering for up to $5,000,000 of Common Stock.

Liquidation

Upon any Liquidation (including mergers and consolidations and sales of all or substantially all of the Issuer’s assets), the holders of shares of Series A-1 then outstanding will be entitled to be paid out of the assets of the Issuer available for distribution to its stockholders and before any payment will be made to the holders of Series A, Common Stock or any other class or series of preferred stock ranking on liquidation junior to the Series A-1 by reason of their ownership thereof, the greater of (i) (A) until two years after issuance, an amount per share two times (2x) the Stated Value, (B) between two and three years after issuance, an amount per share two and one-half times (2 1⁄2 x) the Stated Value, or (C) after three years after issuance, three times (3x) the Stated Value of such share of Series A-1, plus any dividends accrued but unpaid thereon, or (ii) such amount per share as would have been payable in respect of such share had such share been converted into Series A and each such share of Series A had been subsequently converted to Common Stock (the “Series A-1 Liquidation Value”). The holders of shares of Series A then outstanding will be entitled to be paid out of the assets of the Issuer available for distribution to its stockholders (on a pari passu basis with the holders of any class or series of preferred stock ranking on liquidation on a parity with the Series A), and before any payment will be made to the holders of Common Stock or any other class or series of preferred stock ranking on liquidation junior to the Series A by reason of their ownership thereof, an amount per share of Series A equal to the greater of (i) the Stated Value of such share of Series A, plus any dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had each such share been converted into Common Stock immediately prior to such Liquidation.

Redemption

In the event the Stockholder Approval has not been obtained by July 15, 2022, the Investor shall have the right (the “Redemption Right”) beginning on July 16, 2022 to require the Issuer to redeem all of the shares of Series A, if any, then held by Investor that are convertible into a number of shares of Common Stock that exceeds the Exchange Cap and all of the shares of Series A-1 Preferred Stock then held by Investor. Each of the shares of Preferred Stock subject to redemption shall be redeemed by the Issuer at a price equal to the Series A-1 Liquidation Value or Series A Liquidation Value, as applicable.

If the Issuer is unable to redeem for cash in compliance with Section 6 of the Certificate of Designation all of the shares of Preferred Stock subject to a redemption notice in compliance with applicable law, the Investor, exclusively and as a separate class, shall be entitled to elect a majority of the directors of the Issuer then in-office.

Director Designation Rights

The Certificate of Designation also provides for the following designation rights: after the Stockholder Approval, (i) for as long as at least 135 shares of Series A remain outstanding that are not subject to the Voting Cap (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares) or if the Investor obtains an exemption to the Voting Cap from the Nasdaq Capital Market with respect to the right to appoint directors of the Issuer, the holders of record of the shares of Series A, exclusively and as a separate class, will be entitled to designate three (3) directors to the Board (including any committee thereof); (ii) for as long as at least 90 shares of Series A remain outstanding that are not subject to the Voting Cap (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares) or if the Investor obtains an exemption to the Voting Cap from the Nasdaq Capital Market with respect to the right to appoint directors of the Issuer, the holders of record of the shares of Series A, exclusively and as a separate class, will be entitled to designate two (2) directors to the Board (including any committee thereof); and (iii) for as long as at least 45 shares of Series A remain outstanding (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares), the holders of record of the shares of Series A, exclusively and as a separate class, will be entitled to designate one (1) director to the Board (including any committee thereof). Any director so designated to the Board’s Audit Committee will be independent within the meaning of the Nasdaq Listing Rules. Any director elected pursuant to the terms of the Certificate of Designation may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors. A vacancy in any directorship filled by the holders of any class or series may be filled only by the holders of such class or series or by any remaining director or directors elected by the holders of such class or series.

Anti-Dilution Rights

If the Issuer issues additional shares of Common Stock without consideration or for a consideration per share less than the Series A Conversion Price (as defined in the Certificate of Designation) in effect immediately prior to such issuance, the Series A Conversion Price will be reduced pursuant to a broad-based weighted average formula.

Investor Rights Agreement

In connection with the sale of the Preferred Stock and entry into the Securities Purchase Agreement, on July 15, 2019, the Issuer entered into an Investor Rights Agreement with the Investor (the “Investor Rights Agreement”). Pursuant to the Investor Rights Agreement, the Issuer and the Investor established certain terms and conditions concerning the rights of and restrictions on the Investor with respect to the ownership of the Preferred Stock and other capital stock of the Issuer.

The Investor will have certain consent rights, including with respect to those set forth under “Protective Provisions” above. The Investor will have the pro rata pre-emptive right to purchase securities newly offered by the Issuer, based upon its then current ownership of Preferred Stock. The Investor Rights Agreement also provides the Investor with the right to demand shelf and piggy-back registration with respect to Common Stock issued as a result of the conversion of Preferred Stock, commencing one year after the issuance of the Preferred Stock, subject to certain limitations. The Investor Rights Agreement requires the Issuer to include in its proxy statement for its next annual meeting the proposal to approve the issuance of shares of Common Stock upon conversion of the Preferred Stock (the “Conversion Issuances”).

For so long as the Investor owns at least 45 shares of Series A that are not subject to the Voting Cap (as equitably adjusted for any stock split, reverse stock split, recapitalization or similar event with respect to the Common Stock), in addition to the right the Investor has to nominate one member of the Issuer’s Board as discussed above, it will also have the right to designate one representative to attend all meetings of the Board and any committees or sub-committees thereof in a nonvoting observer capacity, subject to certain exclusion rights. If the Investors acquire the full amount of additional Preferred Stock contemplated in the Second Closing, they will have the ability to nominate up to three directors, one of which will be an independent director who will be a member of all committees of the Board. The Investors have agreed, for so long as they hold at least 45 shares of Series A that are not subject to the Voting Cap (as equitably adjusted for any stock split, reverse stock split, recapitalization or similar event with respect to the Common Stock), to vote for the election of members to the Board for which the Investors do not have nomination rights in accordance with the recommendation of the majority of the members of the Board who were members of the Board before the date of the Investor Rights Agreement and their successors.

The Investors are prohibited from transferring any Common Stock issuable upon conversion of the Series A for a period of 180 days and from acquiring beneficial ownership of additional Issuer securities without the prior approval of the Issuer during the two year period following the date of the Securities Purchase Agreement.

The Investor agreed that from July 15, 2019 until July 15, 2021 (the “Standstill Period”), without the prior written approval of the Issuer or the Issuer’s Board, or as otherwise expressly permitted or contemplated by the Investor Rights Agreement (including pursuant to the exercise of Investor’s pre-emptive rights under the Investor Rights Agreement) or the Certificate of Designation, the Investor will not and will cause its affiliates not to acquire beneficial ownership of any securities (including in derivative form) of the Issuer, in each case excluding (x) the Series A, purchased either directly from the Issuer or pursuant to a conversion of Series A-1, the Series A-1 or Common Stock issuable upon conversion of the Series A, and (y) any capital stock or other equity securities of the Issuer pursuant to or in accordance with the Certificate of Designation or pursuant to the exercise of Investor’s pre-emptive rights under the Investor Rights Agreement.

The Investor agreed not to engage, directly or indirectly, in specified transactions in the Issuer’s securities (including, without limitation, any short sales involving the Issuer’s securities) during the period from July 15, 2019 until the earlier of (i) the consummation of a Deemed Liquidation (as defined in the Certificate of Designation); and (ii) the date that Investor and certain of its affiliates do not own any Series, Series A-1 or Common Stock issuable upon conversion of the Series A, including Series A issuable upon conversion of the Series A-1.

The Investor also agreed that during the period from July 15, 2019 until January 15, 2020, the Investor shall not transfer any Common Stock issuable upon conversion of the Series A, except as part of a pledge by Investor of the equity securities it acquires in any portfolio company that is made to secure indebtedness existing as of July 15, 2019 for borrowed money incurred in connection with on-call commitments of Investor’s limited partners or to any affiliate of Investor.

Voting Agreement

The Issuer’s directors and executive officers, who collectively hold, as of March 31, 2019, 3.3% of the Issuer’s outstanding voting power, entered into Voting Agreements, dated July 15, 2019, (the “Voting Agreements”), pursuant to which they agreed to vote in favor of any resolution presented to the stockholders of the Issuer to approve or facilitate the Conversion Issuances or any exercise of pre-emptive rights of under the terms of the Investor Rights Agreement and agreed until the earlier to occur of the termination of the Voting Agreement or January 15, 2020, not to transfer any shares of Common Stock held by such directors and executive officers.

Qualified By the Documents

The foregoing description of the Securities Purchase Agreement, Certificate of Designation, Investor Rights Agreement and Voting Agreement (collectively, the “Documents”) is qualified in its entirety by reference to the full text of the Documents, which are filed as Exhibits 2, 3, 4 and 5, respectively, to this Statement and incorporated herein by reference in their entirety.

The Investor’s General Partner is entitled to a performance allocation and an affiliate of the Investor’s General Partner is entitled to a periodic fee for its investment management services under the Investor’s organizational documents.

Other than as described in this Statement, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Materials to Be Filed as Exhibits

Exhibit	Description

1.	Joint Filing Agreement among the Investor, AMCLP and AMCLLC.

2.	Securities Purchase Agreement, dated July 15, 2019, by and between Interpace Diagnostics Group, Inc. and Ampersand 2018 Limited Partnership (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Interpace Diagnostics Group, Inc. on July 19, 2019).

3.	Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock and Series A-1 Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Form 8-K filed by Interpace Diagnostics Group, Inc. on July 19, 2019).

4.	Investor Rights Agreement, dated July 15, 2019, by and between Interpace Diagnostics Group, Inc. and Ampersand 2018 Limited Partnership (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by Interpace Diagnostics Group, Inc. on July 19, 2019).

5.	Form of Voting Agreement (incorporated by reference to Exhibit 10.4 to the Form 8-K filed by Interpace Diagnostics Group, Inc. on July 19, 2019).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2019

Ampersand 2018 Limited Partnership

By: AMP-18 Management Company Limited Partnership, its General Partner

By: AMP-18 MC LLC, its General Partner

By:	/s/ Dana L. Niles
Name: Dana L. Niles
Title: Chief Operating Officer

AMP-18 Management Company Limited Partnership, its General Partner

By: AMP-18 MC LLC, its General Partner

By:	/s/ Dana L. Niles
Name: Dana L. Niles
Title: Chief Operating Officer

AMP-18 MC LLC

By:	/s/ Dana L. Niles
Name: Dana L. Niles
Title: Chief Operating Officer